X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

August 8, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the two most recent news releases for X-Cal Resources Ltd. (dated August 8, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

8/19

X-Cal Resources Ltd.

TSE/XCL **August 8, 2002**

News Release

District Scale Potential at Sleeper Confirmed

The geologic due diligence report referred to in X-Cal's news releases of July 22 and July 30, 2002 has been completed and delivered to X-Cal and a prominent securities firm.

The report entitled "Sleeper Gold District, Exploration Proposal" by Larry D. Kornze, P.Eng and Jeffery D. Phinisey, MSc. will be available to analysts in its entirety by contacting X-Cal Resources Ltd. or text only @ www.x-cal.com.

The authors of the report express the opinion that "the Sleeper District is a very exciting exploration project with a multitude of outstanding targets waiting to be drilled". They recommend a phased program of 3 years and a US$10 Million budget, with the objective of "several 1-4 Million ounce gold orebodies".

The report describes a large gold-rich hydrothermal system with large volumes of favorable host rocks and structure. It also describes existing gold resource and potential in the minesite area.

The track record of Mr. Kornze as a very successful economic geologist who has been instrumental in the discovery of major Nevada gold orebodies totaling more than 40 Million ounces, is respected in the industry.

Mr. Phinisey also has solid Nevada credentials, particularly in reserve replacement for major companies.

The Sleeper Gold District Report is an important building block that will assist analysts and investors to recognize the potential of the Sleeper Gold Property.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSE/XCL **August 8, 2002**

News Release

X-Cal Information Memorandum Completed by Proteus Capital Corp

The Information Memorandum referred to in X-Cal's news release of July 22, 2002, by Proteus Capital Corporation of New York, New York on the subject of X-Cal Resources Ltd. is available on X-Cal's website @www.x-cal.com or by e-mail from Proteus@proteuscapital@aol.com

The Proteus Capital document presents a comprehensive overview of X-Cal Resources and its gold properties to assist analysts and investors. Mr. Douglas Newby, President of Proteus has a background as an equity analyst in London and New York.

The Information Memorandum is a separate document from the geologic due diligence report (Sleeper Gold District by Mr. L. Kornze and J. Phinisey).

The management of X-Cal recommends both the Information Memorandum and the Sleeper Gold District Report.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*